DLA Piper LLP (US)
203 North LaSalle Street, Suite 1900 Chicago, Illinois 60601-1293
www.dlapiper.com
Michael J. Legamaro
michael.legamaro@dlapiper.com
T 312.368.3410
F 312.251.2866

May 17, 2012

VIA E-MAIL AND EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navigant Consulting, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed on May 14, 2012 by NCI Restore Growth Committee, LLC et al.
File No. 001-12173

Dear Mr. Orlic:

On behalf of NCI Restore Growth Committee, LLC, James F. Beedie, William J. McGrath, Martha Wilke Murray and Stephen J. Denari (collectively, the “Participants”), we submit the following response to comment 1 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 15, 2012 (the “Comment Letter”) regarding the above-referenced filing (the “Proxy Statement”). Comment 1 from the Comment Letter is included below in bold, and the Participants’ response immediately follows the comment.

General

1.	Although the proxy rules do not specify the number of days before a meeting by which proxy materials must be distributed to beneficial owners, the Commission has stated that proxy materials “must be mailed sufficiently in advance of the meeting date to allow five business days for processing by the banks and brokers and an additional period to provide ample time for delivery of the material, consideration of the material by the beneficial owners, return of their voting instructions, and transmittal of the vote from the bank or broker to the tabulator.” See SEC Release No. 34-33768 (March 16, 1994). Given that the annual meeting is scheduled for Tuesday, May 22, 2012, at 10:00 a.m., Central time, please provide us with a detailed analysis as to why you believe your timetable in sending out your proxy materials is timely and provides stockholders with sufficient time to make an informed voting decision. In your response, please indicate the following:

•	whether you intend to solicit all security holders and how you intend to disseminate your proxy materials;
•	the latest date by which all security holders (including record holders and beneficial owners) would be in receipt of your proxy materials;

David L. Orlic

May 17, 2012

Page Two

•	the number of business and calendar days such security holders will have to review your proxy materials prior to casting votes;
•

the deadlines imposed on beneficial owners for receipt by intermediaries of voting instruction forms and the resulting time such beneficial owners will have to review the proxy materials before returning the forms; and

•

whether security holders can or will be provided with additional time with which to make a voting decision, such as by expediting printing, distribution and dissemination by the various parties involved, including Broadridge, or providing internet and/or telephone voting up until the night prior to the annual meeting.

Response: The Participants acknowledge that there are less than five business days until the annual meeting as currently scheduled and thus, insufficient time for processing of their proxy material by the banks and brokers, delivery of the material, consideration of the material by the beneficial owners, return of their voting instructions, and transmittal of the vote from the bank or broker to the tabulator.

As noted in the Proxy Statement, Navigant failed to disclose, in its proxy statement, annual report or most recently filed quarterly report, the existence of a stockholder derivative action initiated against the Navigant Board and certain officers of Navigant alleging breach of their fiduciary duties to Navigant and unjust enrichment. The Participants believe that such lawsuit is relevant to a stockholder’s decision whether to vote for Proposal 5 or to elect defendant directors Pond, Gildehaus and Glassman. Accordingly, the Participants have sent a letter to Navigant, enclosed herewith, demanding that Navigant disclose such lawsuit in its proxy materials and reschedule the annual meeting so that the stockholders have sufficient time to consider the additional information. If Navigant agrees to reschedule its annual meeting, the Participants will amend the Proxy Statement to address the other comments set forth in the Comment Letter.

If Navigant does not reschedule its annual meeting, the Participants will not revise the Proxy Statement since there will be insufficient time for the stockholders to consider such material, as noted above. Instead, the Participants intend to solicit only a limited number of major holders by direct contact and electronic mail. If Navigant does not reschedule its annual meeting, the Participants also intend to submit new proxy materials to solicit the consents of stockholders to request that Navigant call a special meeting of stockholders for the purpose of removing current Navigant directors from office and electing replacement directors.

If you should have any questions about this letter or require any further information, please call me at (312) 368-3410 or Matthew Sperry at (312) 368-3405.

David L. Orlic

May 17, 2012

Page Three

Very truly yours,

DLA Piper LLP (US)

/s/ Michael J. Legamaro

Michael J. Legamaro

Partner

Enclosure

cc:	Mr. Stephen J. Denari
U.S. Securities and Exchange Commission Division of Enforcement

NCI Restore Growth Committee LLC

203 N La Salle St #2017

Chicago. IL 60601

May 17, 2012

Ms. Monica Weed

Corporate Secretary

Navigant Consulting, Inc.

30 South Wacker Dr., # 3550

Chicago, IL 60606

Ms. Weed:

Please accept this letter as a demand that Navigant Consulting, Inc. (NCI) immediately disclose publicly to all NCI stockholders what we believe to be the material litigation filed against the entire board of directors and executive officers (including yourself) of NCI in US Federal District Court in Chicago [Case # 12-CV-00369] on January 18, 2012.

We assume that NCI will simultaneously re-file its 2011 Form 10-K and First Quarter 2012 Form 10-Q to correctly reflect this litigation since class action lawsuits are unpredictable as to damages and are as a matter of general practice considered by most Boards, auditors, lawyers, courts and securities regulators as material. Whether or not the Board deems this litigation to be material from a financial perspective, we believe that it is material to the stockholders’ consideration of the matters proposed for a vote at the stockholders meeting scheduled for May 22. As you know, the test for materiality for disclosure purposes is not the same as the accounting standard for financial statements. The disclosure standard is those facts that a reasonable stockholder would need in order to make an informed decision. We also assume that NCI will amend its currently filed Form 14A Proxy materials and appropriately reschedule the currently scheduled annual stockholders meeting of May 22, 2012 to a later date to give all stockholders an opportunity to review these disclosures prior to voting, as required under SEC guidelines.

We are simultaneously requesting that the SEC Enforcement Division compel the actions demanded above in the event you choose not to voluntarily comply.

Members of NCI Restore Growth Committee LLC who are stockholders of NCI reserve all of their rights to bring an action to void the matters acted upon at the May 22 meeting if proper disclosure is not made prior to the stockholder vote.

Please advise us immediately of your decision.

Yours truly,

NCI Restore Growth Committee LLC

/s/ Stephen J. Denari

Stephen J. Denari

Steve@Denari.com

312-636-6659